As Filed Electronically with the Securities and Exchange Commission on September 8, 2006

Securities Act File No. 333-136571

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. 1	☒

Post-Effective Amendment No.	☐

DWS INTERNATIONAL FUND, INC.

(Exact Name of Registrant as Specified in Charter)

Two International Place

Boston, Massachusetts 02110-4103

(Address of Principal Executive Offices) (Zip Code)

617-295-2572

(Registrant’s Area Code and Telephone Number)

John Millette

Deutsche Investment Management Americas Inc.

Two International Place

Boston, Massachusetts 02110-4103

(Name and Address of Agent for Service)

With copies to:

John W. Gerstmayr, Esq.

Thomas R. Hiller, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110-2624

TITLE OF SECURITIES BEING REGISTERED:

Shares of the DWS International Fund Series of the Registrant

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Parts A, B and C are incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File no. 333-136571) filed with the Commission on August 11, 2006.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts on the 8th day of September, 2006.

DWS INTERNATIONAL FUND, INC.

By:	/s/ MICHAEL CLARK
Michael Clark President

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL CLARK	President	September 8, 2006
Michael Clark

/s/ PAUL H. SCHUBERT	Treasurer	September 8, 2006
Paul H. Schubert

/s/ HENRY P. BECTON, JR.	Director	September 8, 2006
Henry P. Becton, Jr.*

/s/ DAWN-MARIE DRISCOLL	Director	September 8, 2006
Dawn-Marie Driscoll*

/s/ KEITH R. FOX	Director	September 8, 2006
Keith R. Fox*

/s/ KENNETH C. FROEWISS	Director	September 8, 2006
Kenneth C. Froewiss*

/s/ MARTIN J. GRUBER	Director	September 8, 2006
Martin J. Gruber*

/s/ RICHARD J. HERRING	Director	September 8, 2006
Richard J. Herring*

	Director	September 8, 2006
Graham E. Jones*

/s/ REBECCA W. RIMEL	Director	September 8, 2006
Rebecca W. Rimel*

/s/ PHILIP SAUNDERS, JR.	Director	September 8, 2006
Philip Saunders, Jr.*

	Director	September 8, 2006
William N. Searcy, Jr.*

/s/ JEAN GLEASON STROMBERG	Director	September 8, 2006
Jean Gleason Stromberg*

/s/ CARL W. VOGT	Director	September 8, 2006
Carl W. Vogt*

/s/ AXEL SCHWARZER	Director	September 8, 2006
Axel Schwarzer*

*By:	/s/ JOHN MILLETTE
John Millette** Vice President and Secretary September 8, 2006

**	Attorney-in-fact.